Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CHELLY, Inc.
9455 E Raintree #2049
Scottsdale, AZ 85260
https://drinkchelly.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CHELLY, Inc.
Address: 9455 E Raintree #2049, Scottsdale, AZ 85260
State of Incorporation: AZ
Date Incorporated: December 10, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500 | Tier 1

Mention on the Chelly website, and Founders club ownership certificate.

$1,000+ | Tier 2

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, and 15% off Chelly merch store for a year.

$2,500+ | Tier 3

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 20% off Chelly merch store for a year, and 2x Chelly customized shot glasses.

$5,000+ | Tier 4

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 25% off Chelly merch store for a year, and 4x Chelly customized shot glasses.

$10,000+ | Tier 5

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 5% bonus shares.

$25,000+ | Tier 6

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 7% bonus shares.

$50,000+ | Tier 7

Mention on the Chelly website, 2x Chelly hat, 2x Chelly t-shirt, Founders Club ownership certificate, 30% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 10% bonus share*s.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

CHELLY INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

CHELLY, Inc. ("CHELLY" or the "Company") is a corporation organized under the laws of the state of Arizona that produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars like Total Wine, Pomo Pizzeria, and other local on-premise and off-premise accounts as well through direct to consumer through Drizly.com. The Company's top 3 reasons to invest: unique selling position, story, and differentiated growth plan compared to other beverage brands.

The Company started operations as CHELLY LLC when it was organized under Arizona law in January 20, 2019. On December 10, 2021, the company converted to an Arizona domestic corporation to better facilitate equity funding. On November 1, 2021, a new entity Paradise Beverages LLC was organized under Arizona law and now holds 9.99% ownership of CHELLY, Inc. to entice and attract future key full-time employees.

Competitors and Industry

INDUSTRY

The global liqueur and Vodka market is currently estimated to hit $131 billion and $120 billion by 2023. The global liqueur market is expected to grow at a CAGR of 2.9% and the global vodka market is expected to grow at a CAGR of 3.32% during the period 2019-2023.

COMPETITORS

The Company has several major competitors in the Liqueur and Vodka market. Some of the top competitors in our industry include Caravella and Deep Eddy's. Caravella is the industry leader and the Company's primary competition in the Liqueur industry. Deep Eddy's is the industry leader and the Company's primary competition in the Vodka industry. Caravella is the household name for Limoncello and Deep Eddy's seems to be the most comparable brand when we walk about how our product is a better alternative option to their flavored vodka. Caravella and Deep Eddy's are direct competitors but are larger in size and development.

Despite the present competitive landscape, the Company stands out in the Liqueur space due to our high-strength ABV, not as sweet and sugary, and is the ultimate cocktail mixer. The Company stands out in the Vodka space due to our brand story and unique difference in that we are bridging the gap between a Liqueur and a Vodka. We are taking a traditional Italian recipe drink, limoncello, and crafted it into something that can compete with any flavored vodka, like Deep Eddy's.

Current Stage and Roadmap

CURRENT STAGE

The Company's product is currently in the market and generating sales. We currently offer one SKU at the moment, Limon. Our product is available throughout the state of Arizona and we currently have a local distribution company that can deliver to any city in Arizona.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share, launching new flavors and products, and growing our distribution network. We have 3 new flavors planned over the next 12 months, including: Orange, Grapefruit, & Lime. We are going to expand our market share by sponsoring more festivals, having more brand activations at on-premise locations, and having more flavors to offer our accounts. We are currently comfortable with the local distribution company we are with now as they require less margin than the big box distributors and still allow us access to any location within the state of Arizona.

The Team

Officers and Directors

Name: Nicolas Guerrieri

Nicolas Guerrieri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Legal, accounting, finances, budgeting, marketing, branding, managing, supply chain, operations, raising capital. Nicolas Guerrieri has a monthly salary of $1,500.00 and equity compensation of 47.74% of shares.

Other business experience in the past three years:

- **Employer:** Trajan Wealth
  Title: Investment Analyst
  Dates of Service: January 15, 2019 - September 11, 2020
  Responsibilities: • Analyze financial statements and compose research reports for potential investments • Implement and manage over 5,000+ new and existing client portfolios using Orion, TD, and other platforms • Curate a selection of investments for clients based on their model and risk profile • Assist the Investment committee on the firm's investment strategies and selection of securities for our public ETF

Other business experience in the past three years:

- **Employer:** Resolute Commercial
  Title: Financial Analyst
  Dates of Service: January 01, 2018 - November 01, 2018
  Responsibilities: Evaluate and create 13-week cash flow budgets and projections to provide financial guidance for clients. • Collaborate with senior management to adjust their current model to a more viable business model. • Conduct market/industry research for private companies to assist in the valuation of the distressed business. • Reduced company's database filing process significantly by creating a macro via Visual Basic for Applications (VBA).

Name: Roberto Guerrieri

Roberto Guerrieri's current primary role is with Bluetail. Roberto Guerrieri currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Lead Strategic Advisor
  Dates of Service: November 01, 2019 - Present
  Responsibilities: - Assists in strategic initiatives along with scaling tactics and raising capital. Roberto Guerrieri has an annual salary $0 and equity compensation of 11.51% of shares.

Other business experience in the past three years:

- **Employer:** Bluetail
  Title: C.E.O
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Leads in technology of their software

Other business experience in the past three years:

- **Employer:** Black Garage
  Title: Managing Director
  Dates of Service: April 01, 2009 - Present
  Responsibilities: Marketing, product strategy and business development consulting and outside board member for early-stage Internet businesses. ASSIGNMENTS INCLUDE > CMO for team collaboration startup targeting SMB market. Winner of several startup of the year awards > Global Marketing for FiREapps, a currency analytics SaaS company for Fortune 500 enterprise treasury clients > VP of Sales and Marketing for EquipRent.com, a leading online construction equipment marketplace and lead generation company > E-commerce provider of health and medical products for consumers and health professionals > Mobile app and platform geared towards smartphone customer engagement market > Internet strategic advisor for leading arbitration and mediation association > Talent management assessment software company servicing businesses hiring & team building > Healthcare channel market research for large health providers in U.S > SaaS platform design and implementation for gig economy real estate tech business

Name: Rob Dunaway

Rob Dunaway's current primary role is with Law Offices of Rob Dunaway. Rob Dunaway currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary(Corporate Lawyer)
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings; facilitate board communications; Advise the Board on its roles and responsibilities; Maintain key corporate documents and records; Rob Dunaway has an annual, salary of $0 and equity compensation of zero shares.

Other business experience in the past three years:

- **Employer:** Pillsbury Winery, LLC
  Title: Co-Founder
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Corporate Lawyer

Other business experience in the past three years:

- **Employer:** Law Offices of Rob Dunaway
  Title: Principal Attorney
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Robert Dunaway, Attorney and Businessman, Phoenix, Arizona. Mr. Dunaway has 30 years of corporate and technology experience as an attorney, management advisor and investor, having represented public clients such as Sun Microsystems, Tandem Computers, S3, Diamond Multimedia and others to hundreds of startup technology and Internet companies. A co-author of books on startup company management and intellectual property protection, he also has CEO experience and numerous Board of Director positions to his credit. He has lectured at Stanford Business School and Santa Clara University School of Law and was chosen one of Phoenix's Top 12 Business Advisors in the New Times 2001 poll of metro readers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There are specific risks to

our company that include our ability to sell our product to retailers, our ability to have the funds to purchase more inventory, and there is a risk the government could regulate our industry more.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity offering purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing company in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
CHELLY, Inc. was formed on December 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CHELLY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient

revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well

We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicolas Guerrieri	2,778,000	Common Stock	47.74%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, Promissory Notes, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please Note: Subsequent to the launch of this offering, Stuart Francis has been removed from the board of directors, and as a result, 180,754 shares previously counted as outstanding are no longer granted to Stuart Francis.

Convertible Notes

The security will convert into Equity and the terms of the Convertible Notes are outlined below:

Amount outstanding: $147,000.00
Maturity Date: June 30, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $50,000 or $500,000 equity sale/raise

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. The other set of convertible notes $500,000. Both sets of notes include a 20% equity discount. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (80%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Promissory Notes

The security will convert into Equity and the terms of the Promissory Notes are outlined below:

Amount outstanding: $11,284.27
Maturity Date: July 08, 2024
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: $50,000 equity sale/raise

Material Rights

Four members of Company management made related party loans prior to December 31, 2020 in the amounts of $2,979.53, $4,000, and $4,305. The loans all have a 5-year term and 8% interest per annum.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: January 04, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,000.00
Maturity Date: February 11, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000 automatic conversion

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000.00
Maturity Date: February 11, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: operations
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $92,000.00
  Use of proceeds: operations and marketing
  Date: December 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $55,000.00
  Use of proceeds: operations and marketing
  Date: May 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Continued operations and marketing until crowdfunding has launched.
  Date: February 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $3,000.00

Use of proceeds: Funding continued operations and business administration
Date: February 11, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

The circumstances that led us to those results in 2020 were a combination of only 3 part-time people. The full-time worker, Nicolas Guerrieri, did not go full-time until September 2020. Which is when the company started to make a lot of traction and momentum. Throughout the year of 2021 as well, Nicolas Guerrieri is the only full-time employee of the company.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $34,010, a 348% increase compared to fiscal year 2020 revenue of $9,751. This was due to increased product demand and garnering more accounts and finalizing festival sponsorships deals.

Cost of Revenue

Cost of sales in 2021 was $23,318 an increase of approximately 260%, from costs of $8.946 in fiscal year 2020. The increase was due to increased product demand and producing more inventory to keep up with that demand.

Gross Margins

Increased gross margins was caused by increased product demand.

Expenses

The Company's expenses consist of, among other things, fees for professional services and trademarks, rent, liability insurances, and equipment. Expenses in 2021 were $94,483 compared to $24,527 in 2020. The jump in expenses was mainly from marketing, more specifically festival sponsorships.

Historical results and cash flows:

Historical results and cash flow are projected to be different in the future. We expect high growth rates in terms of sales but we do expect to be running at a loss for some years as it is the nature of the business we are in. We, of course, would love to become profitable but it is a competitive market so a lot of funds have to be used to increase brand awareness and brand equity.

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this is a cash-heavy business where we will need to spend dollars in order to increase brand awareness and build brand equity. Past cash was primarily generated through sales and convertible notes. Our goal is to be cash flow positive within approximately the next five years. However, management's focus is not only focused on reaching positive cash flow. We want to make sure we are reaching that in an efficient way by feeding what the business needs through capital expenditures and not solely focusing on pulling our brand back just only to be cash flow positive. There is a balance we are seeking where we can fully operate the business of what it needs while also being cash flow positive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2022, the Company has capital resources available in the form of $27,000 cash on hand.

As of April 26, 2022 we have approx. $39,000 cash in hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign is critical for us to move on. We originally raised our initial funds through friends and family but we need to expand our network to show the rest of the world the opportunity we have and the potential it has.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We see this campaign as our means to scale and grow our company. We can survive on our own for approximately 6 months without any cash infusion but we would have to be very strategic in our operations in order to lower our burn rate to keep us alive longer to find other means of cash infusions. We believe the funds from this campaign are necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum of $10,000 we have a monthly burn rate of roughly $6,000. We can get that down towards $4,000 a month by not using any contractors and stop marketing, but we would have approximately 6 months runway. The first $10,000 raised would go to StartEngine and their marketing fees and operational fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal of $1.07M we estimate that our Company should have enough capital in order to run the business for the next 12-18 months. We expect to spend roughly around $100,000 to set up our co packer and get 12,000 units of new initial inventory. $350,000 in full time employment, and $450,000 in marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including more convertible notes from personal networks. Our mission and focus are to have all investors go through this crowdfunding platform but we also want to stay flexible in case potential investors do not want to go through this specific channel.

Indebtedness

- **Creditor:** Founders (Promissory Notes)
  Amount Owed: $11,285.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2024
  auto-equity clause conversion at $50k

- **Creditor:** Convertible Note part 1
  Amount Owed: $92,000.00
  Interest Rate: 5.0%
  Maturity Date: December 25, 2024

conversion of $50k and min val of $1.7mm

- **Creditor:** Convertible Debt part 2
  Amount Owed: $55,000.00
  Interest Rate: 5.0%
  Maturity Date: May 22, 2025
  $500k conversion trigger with min val of $3,000,000

- **Creditor:** Convertible Note Part 3
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: January 04, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

- **Creditor:** Convertible Note part 4
  Amount Owed: $5,000.00
  Interest Rate: 5.0%
  Maturity Date: November 02, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

- **Creditor:** Convertible Note Part 5
  Amount Owed: $3,000.00
  Interest Rate: 5.0%
  Maturity Date: February 11, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

Related Party Transactions

- **Name of Entity:** Roberto Guerrieri
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Roberto lent the company $4,305 in a promissory note to help start the company
  Material Terms: auto-equity clause conversion at $50k

- **Name of Entity:** Nicolas Guerrieri
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Nicolas put in $4,000 to help start the company and this was in the form of a promissory work
  Material Terms: auto-equity clause conversion at $50k

- **Name of Entity:** Hunter Goheen
  Relationship to Company: Partner
  Nature / amount of interest in the transaction: $2,979.53 to help start the company
  Material Terms: this is in a convertible note form

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

When deciding on a valuation, we did a comparable look at what previous beverage alcohol and consumer companies have successfully raised, based on their IP, successful market launches, LTM Revenue, potential growth rates, and overall size of the industry. As a brand that is in the market, the product, sales and marketing, and distribution all in place, we wanted to give our brand credit above brands that have yet to launch. We also didn't want to price ourselves at valuations of those brands that have significantly more distribution and sales than we currently have. After gathering that information and speaking with multiple CPG professionals with a close ear to the industry, we have triangulated that a $6,000,000 pre-money valuation is "inline" with other brands that are currently raising capital in both equity crowdfunds as well as private markets, based on our stage of development, size, and growth potential. Further, we believe that if our brand is successful, the market dynamics will allow an exit valuation that has the chance to be multiples higher than our current valuation, potentially providing investors with a return commensurate to the risk profile. One other company that comes to mind is called Art of Pour. They just recently launched on StartEngine and their valuation is $12.4M. They did roughly $20,000 in sales in 2021 which is lower than ours by a good amount and our valuation is less than half the valuation of theirs. We are extremely comfortable with our valuation at $6,000,000.

Disclaimers:

The company set its valuation internally without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $179,604.00 in Convertible Notes outstanding. The Company issue further series of convertible notes in the future that may affect your investor rights. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Deferred Fee*

96.5%
StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  41.5%
  This allocation to marketing will be used to continue our partnerships with festivals and events, content marketing, ambassadors programs, trade shows, website/technology advancements, and trade merchandise.

- *Company Employment*
  30.0%
  This allocation to company employees will focus on hiring a team of full-time employees that will focus on moving the brand forward. We are looking to hire sales reps, marketing personnel, and back-end positions to help our company.

- *Operations*
  25.0%
  This allocation to operations mainly consists of scaling our operation via a co-packer, expanding to more flavors, and increasing our inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinkchelly.com/ (https://drinkchelly.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chelly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CHELLY, Inc.

[See attached]

CHELLY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Chelly, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of Chelly, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 25, 2022
Los Angeles, California

CHELLY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	26,830	$	31,788
Acccounts Receivable, net		2,376		60
Inventories		4,337		-
Prepaids and Other Current Assets		24,162		-
Total Current Assets		**57,705**		**31,848**
Property and Equipment, net		3,120		-
Security Deposit		800		800
Total Assets	**$**	**61,625**	**$**	**32,648**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	13,500	$	15,672
EIDL loan		-		4,000
Other Current Liabilities		-		392
Total Current Liabilities		**13,500**		**20,064**
Convertible Note		161,604		45,058
Accrued Interest on Convertible Note		10,973		2,455
Total Liabilities		**186,077**		**67,577**
STOCKHOLDERS EQUITY				
Common Stock		19,660		-
Members' contribution		-		20,798
Retained Earnings/(Accumulated Deficit)		(144,113)		(55,727)
Total Stockholders' Equity		**(124,452)**		**(34,929)**
Total Liabilities and Stockholders' Equity	**$**	**61,625**	**$**	**32,648**

See accompanying notes to financial statements.

CHELLY INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	34,010	$	9,751
Cost of Goods Sold		23,318		8,946
Gross profit		10,692		805
Operating expenses				
General and Administrative		57,165		21,897
Sales and Marketing		37,318		2,675
Total operating expenses		94,483		24,572
Operating Income/(Loss)		(83,791)		(23,767)
Interest Expense		8,518		2,455
Other Loss/(Income)		(3,923)		-
Income/(Loss) before provision for income taxes		(88,386)		(26,222)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(88,386)**	**$**	**(26,222)**

See accompanying notes to financial statements.

CHELLY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Members' Contribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019		**$ -**	**$ 5,205**	**$ (29,505)**	**$ (24,300)**
Capital contribution			15,593		15,593
Net income/(loss)				(26,222)	(26,222)
Balance—December 31, 2020	-	-	20,798	$ (55,727)	**$ (34,929)**
Capital contribution			528		528
Capital distribution			(1,665)		(1,665)
Conversion from LLC into C Corp	6,000,000	19,660	(19,660)		-
Net income/(loss)				(88,386)	(88,386)
Balance—December 31, 2021	**6,000,000**	**$ 19,660**	**$ -**	**$ (144,113)**	**$ (124,452)**

See accompanying notes to financial statements.

CHELLY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(88,386)	$	(26,222)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		780		-
EIDL loan forgiven		(4,000)		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(2,316)		(60)
Inventories		(4,337)		-
Prepaids and Other Current Assets		(24,162)		-
Credit Card		(2,172)		2,247
Other Current Liabilities		(392)		114
Accrued Interest on Convertible Note		8,518		2,455
Net cash provided/(used) by operating activities		**(116,467)**		**(21,466)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,900)		-
Net cash provided/(used) in investing activities		**(3,900)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		528		15,593
Capital Distribution		(1,665)		-
Borrowing on EIDL loan		-		4,000
Borrowing on Convertible Notes		116,546		30,038
Net cash provided/(used) by financing activities		**115,409**		**49,631**
Change in Cash		(4,958)		28,165
Cash—beginning of year		31,788		3,623
Cash—end of year	**$**	**26,830**	**$**	**31,788**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Chelly Inc. was formed on January 20, 2019, in the state of Arizona under the name Chelly LLC. On December 20, 2021, the company was incorporated and change the name to Chelly Inc. The financial statements of Chelly Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

The company produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars such as Total Wine, Pomo Pizzeria, and Sotol Craft Kitchen as well through direct to consumer through Drizly.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Tools Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The company is subject to tax filing requirement as a Partnership in the federal jurisdiction of the United States. The company is taxed as a flow through entity, not subject to income tax. Operating income and losses are reported by the company members. The company is subject to income tax filling requirement in the state of Arizona.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of flavored liquors and spirits.

Cost of sales

Costs of goods sold include the cost of goods sold, distribution services, delivery, ingredients, packaging, supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $37,318 and $2,675, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	4,337	-
Total Inventories	**$ 4,337**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Bottle Production	24,162	-
Total Prepaids and Other Current Assets	**$ 24,162**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Other current liabilities	-	392
Total Other Current Liabilities	**$ -**	**$ 392**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Tools Equipment	$ 3,900	$ -
Property and Equipment, at Cost	**3,900**	**-**
Accumulated depreciation	(780)	-
Property and Equipment, Net	**$ 3,120**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $780 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 6,000,000 shares and 0 shares have been issued and are outstanding, respectively.

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Alec Mire	$ 5,000	5.00%	5/15/2021	5/15/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Charles Van Gelder	$ 10,000	5.00%	3/8/2021	3/8/2025	$ 500	$ 500		$ 10,000	$ 10,000	$ -	$ -		$ -	$ -
Convertible Note - Colin Jones	$ 5,000	5.00%	1/26/2021	1/26/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Giovanni Yakoo	$ 20,000	5.00%	12/17/2020	12/17/2024	$ 1,000	$ 1,000		$ 20,000	$ 20,000	$ 500	$ 500		$ 10,000	$ 10,000
Convertible Note - Giovanni Yakoo	$ 10,000	5.00%	6/3/2021	6/3/2025	$ 500	$ 500		$ 10,000	$ 10,000	$ -	$ -			$ -
Convertible Note - Isaac Gilles	$ 5,000	5.00%	12/25/2020	12/25/2024	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ 5,000	$ 5,000
Convertible Note - Joseph Soltysiak	$ 5,000	5.00%	2/28/2021	2/28/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - John Hackemer	$ 5,000	5.00%	6/1/2021	6/1/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Jordan Singer	$ 5,000	5.00%	3/31/2021	3/31/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Joseph Gilles	$ 5,000	5.00%	5/31/2021	5/31/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Joseph Hormes	$ 25,000	5.00%	5/13/2021	5/31/2025	$ 1,250	$ 1,250		$ 25,000	$ 25,000	$ -	$ -		$ -	$ -
Convertible Note - Mark Surico	$ 7,000	5.00%	2/10/2021	2/10/2025	$ 350	$ 350		$ 7,000	$ 7,000	$ -	$ -		$ -	$ -
Convertible Note - Matthew G Sassu	$ 15,000	5.00%	12/8/2020	12/8/2024	$ 750	$ 750		$ 15,000	$ 15,000	$ 750	$ 750		$ 15,000	$ 15,000
Convertible Note - Matthew G Sassu	$ 15,000	5.00%	5/22/2021	5/22/2025	$ 750	$ 750		$ 15,000	$ 15,000	$ -	$ -	$ -	$ -	$ -
Convertible Note - Mike Vicari	$ 5,000	5.00%	3/29/2021	3/29/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Steven Sherant	$ 5,000	5.00%	3/10/2021	3/10/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Hunter Goheen	$ 2,980	8.00%	7/8/2019	7/8/2024	$ 238	$ 238		$ 2,980	$ 2,980	$ 234	$ 234		$ 2,925	$ 2,925
Convertible Note - Nick Guerrieri	$ 4,000	8.00%	7/11/2019	7/11/2024	$ 320	$ 320		$ 4,000	$ 4,000	$ 362	$ 362		$ 4,528	$ 4,528
Convertible Note - Roberto Guerrieri	$ 4,305	8.00%	9/3/2019	9/3/2024	$ 344	$ 344		$ 4,305	$ 4,305	$ 344	$ 344		$ 4,305	$ 4,305
Convertible Note - Stuart Francis	$ 3,320	8.00%	7/8/2019	7/8/2024	$ 266	$ 266		$ 3,320	$ 3,320	$ 264	$ 264		$ 3,300	$ 3,300
Total					$ 8,518	$ 8,518	$ -	$ 161,604	$ 161,604	$ 2,455	$ 2,455	$ -	$ 45,058	$ 12,133

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to 80% or 90% of the equity price paid by the Investors, and otherwise on the same terms and conditions as given to the Investors. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

In 2019, the company issued four Convertible Notes to its shareholders Hunter Goheen, Nick Guerrieri, Roberto Guerrieri and Stuart Francis in the aggregate amount of $14,605. The Notes bear an interest rate of 8% per annum. The accrued interests together the entire principals shall be due and payable on the fifth anniversary from Notes issuance ('Maturity date'). In the event the Company consummates an equity financing generating gross proceed of at least $50,000, then outstanding principal amount and all accrued but unpaid interest under this note shall automatically convert into the equity securities. The conversion price is equal to 80% of the equity price paid by the Investors, and otherwise on the same terms and conditions as given to the Investors. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $14,604 and $15,058, respectively. The Note has been classified as non-current and accrued interest as non-current.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 25, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $83,791, an operating cash flow loss of $116,467, and liquid assets in cash of $26,830, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

CHELLY

Limoncello Reimagined


Limoncello Reimagined
CHELLY

Website | Scottsdale, AZ | FOOD & BEVERAGE

CHELLY is bringing limoncello liqueur to a new generation. Our award winning recipe merges the flavor of a lemon liqueur with the texture and high octane of a grain neutral spirit. Sip it, savor it, shoot it for the sweet heat, or mix it to match your mood - CHELLY's versatility makes it a must-have for any party or get-together.

$62,540 raised

52 Investors	$6M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	15 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- CHELLY is an innovative new entrant with dual-market relevance. By 2023, the global liqueur market is expected to reach $131B, while the global craft vodka market is projected to hit $112B.
- Our efficient team has bootstrapped from the very start, managing to get CHELLY's distillery up and running with just $25K (compared to an average distillery start-up cost of $317K). We are now ready to take the next step and plan to use this round of funding to scale our growth.
- CHELLY has already made an impact. We have won multiple awards, including the Double Gold from the 2021 San Francisco World Spirits Competition (SFWSC), a score of 92, a "Top 100 Spirits of 2021" ranking, and "Best Buy" designation from Wine Enthusiast, as well as festival sponsorships with Country Thunder & DUSK Music Festival.

A vibrant update of a classic Italian liqueur

CHELLY is a modern revival of an old Italian classic, and we're introducing its delicious, versatile flavor to an equally-bold generation. We've taken our family's **handcrafted limoncello** recipe and updated it with a fresh new taste. The result is a liqueur that's perfect for **shooting**, **sipping**, or **mixing** into your favorite cocktail.

Rewards

Get rewarded for investing more into CHELLY:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Mention on the Chelly website, and Founders club ownership certificate.

$1,000+
Investment
Tier 2
Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, and 15% off Chelly merch store for a year.



Sip
Shoot
Mix
CHELLY is bringing
the delicious taste
of limoncello to a
New Generation
CHELLY

Our founding team has built every aspect of the brand from scratch, getting our foot in the door of key partners and accounts and making the most with every dollar we have. With this raise on StartEngine, we're excited to expand CHELLY's business and bring our new-age infused limoncello to your next picnic, party, or get-together.

THE PROBLEM

The alcohol industry needs fresh entrants

We believe the alcohol industry currently lacks meaningful innovation. While we've watched plenty of new vodka, tequila, and seltzer brands enter the market, it's become clear there is an opportunity to introduce something **genuinely new** to consumer palettes and lifestyles.



CHELLY
Natural Flavors
Big Kick
Versatility

THE SOLUTION

A smooth, flavorful new entrant in the liqueur space

CHELLY is **a fresh, forward-thinking newcomer** to the liqueur space, presenting a reimagined classic with universal appeal. Our award-winning limoncello recipe merges the flavor and texture of a lemon liqueur and a high-octane grain neutral spirit for a **clear, smooth texture** and **delicious lemon flavor**. Our liqueur has an ABV of 40% (10% higher than the average limoncello; source), and can be enjoyed in a multitude of ways—sip to savor, shoot for the sweet heat, or mix to match your mood.

$2,500+
Investment
Tier 3
Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 20% off Chelly merch store for a year, and 2x Chelly customized shot glasses.

$5,000+
Investment
Tier 4
Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 25% off Chelly merch store for a year, and 4x Chelly customized shot glasses.

$10,000+
Investment
Tier 5
Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 5% bonus shares.

$25,000+
Investment
Tier 6
Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 7% bonus shares.

$50,000+
Investment
Tier 7
Mention on the Chelly website, 2x Chelly hat, 2x Chelly t-shirt, Founders Club ownership certificate, 30% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 10% bonus shares.


Sip
Shoot
Mix

CHELLY is **versatile** not only in its flavor profile and applications, but also in its access to market share and customers. We've built our sales foundation through strong relationships with various distribution channels and accounts, as well as online partnerships with platforms like Drizly and Total Wine.


$19.99 USD
per bottle (SRP)
45%
Blended Gross Margin


Anticipated Expansion Plans
Current Status
35
stores
18
bars + restaurants
Phase 1
Local
(AZ only)
Phase 2
SW Regional
(NV, CA, AZ, TX)
1,700
stores
1,300
bars
4,000
restaurants
17,000
stores
18,000
bars
17,500
restaurants

CHELLY is currently selling for an SRP of **$19.99 per bottle** with a blended gross margin of ~45%. In our next phase we plan to transfer our manufacturing to a co-packer and expand throughout Arizona, then as we expand regionally into the Southwest **within the next few years, we're aiming to have a big box distributor on board** as we look to enter over 17,000 stores, 18,000 bars, and 17,500 restaurants.

THE MARKET

Multiple uses means multiple markets

The COVID-19 pandemic has reminded us that even during challenging economic times, alcohol sales remain consistent. By 2023, the global liqueur market is expected to reach $131B (source), while the global craft vodka market is projected to hit $112B (source). The U.S. cordial market alone was valued at $950M in 2020 (source), and in 2019, liquor caught up to wine as the U.S.'s second favorite adult beverage of choice, thanks to millennial tastes (source).



Markets
$112B
global craft vodka market
3.19%
U.S. liqueur market CAGR
$131B
global liqueur market

(Source | Source | Source)

CHELLY is classified as a liqueur, but its versatility makes it a viable alternative for cocktails and mixed drinks. This dual-market relevance opens up an even larger market opportunity and places us in a category of our own.

OUR TRACTION

Industry awards and rave customer reviews

Since CHELLY's initial founding in 2019, we've made incredible progress—knocking on doors, raising funds from family and friends, and building strategic relationships across the alcohol industry in our home state of Arizona.



CHELLY

In 2021, we continued making an impact. CHELLY won multiple awards, including the Double Gold from the 2021 San Francisco World Spirits Competition (SFWSC) and a score of 92, a "Top 100 Spirits of 2021" ranking, and "Best Buy" designation from Wine Enthusiast. We also secured our first festival sponsorship with Arizona's Country Thunder, a music festival with over 100,000 attendees.

On the ground, our team saw an average sales rate of over 45% across the first 40 samplings of 2021 - more than doubling the targeted return per bottle sampled of by one of our retail partners.


Dangerously Delicious
CHELLY
LIMON
LIQUEUR
WORLD SPIRITS COMPETITION
92
Wine Enthusiast
Top 100
Spirits
of 2021
Wine Enthusiast


Lemon drop martini made with @drinkchelly all the way!
@ryanbrady33
Big chelly fan!
@baileyhinkle
I'm a big #chellyhead fan all the way!
@joneslovesmusic

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

CHELLY now has a tried-and-true product that has customers raving and we're ready to scale. In our next phase, we plan to expand our sales in Arizona by increasing our inventory and staffing - laying the foundation to later expand into the greater Southwest region. We will also be investing into further marketing efforts, such as event sponsorships, trade merchandising, and social outreaches.

In addition to our limoncello, we also have plans to expand our catalog to include three **new flavor options** - **Orange, Grapefruit,** and **Lime**.


New
Flavors
Coming
Soon
CHELLY
CHELLY
CHELLY

WHY INVEST

A homegrown product, ready to expand

We began this venture with our hearts in Italy and our homes in Arizona. It's been a labor of love, driven forward by one full-time employee and a small, dedicated part-time team. We're thrilled to see so many people already falling in love with our product, and we're motivated by how far we've come in just a few years.

This round of crowdfunding will enable us to fuel the business forward, giving more fun-seeking and flavor-favoring customers the chance to savor our modern twist on limoncello. We look forward to bringing CHELLY to more people across the region—and we hope you'll raise a glass and join us.



CHELLY
"La Dolce Vita"
Live Life To The Fullest



January 2019
Company Founded
Company was founded as an Arizona LLC
November 2019
State and Federally Approved to sell
When CHELLY was legally allowed to sell product
December 2019
Sold 10+ Cases
Sold our first 10 cases
April 2020
Featured in College Time Magazine
Featured in college time magazine
August 2020
Sold 50+ Cases
Sold 50 cases in total since inception
September 2020
First Full-Time Employee - Nicolas Guerrieri
Nicolas Guerrieri went full time on CHELLY
October 2020
ELLER
Featured in Eller Business Magazine
Featured in Eller Business Magazine
December 2020
Sold into our 30th location
Sold into our 30th location
February 2021
Accepted in all Total Wines in Arizona
Accepted in all Total Wines in Arizona
April 2021
Awarded Double Gold Medal from SFWSC
Awarded Double Gold Medal from SFWSC. Which is one of the most prestigious awards for a liquor brand to receive
May 2021
92
Wine Enthusiast
Best Buys
Received a 92 rating and "best buy" rating from wine enthusiast
One of the highest rated limoncello's ever. Received a 92 rating and "best buy" rating from wine enthusiast
June 2021
Reached 60% of initial Series A Convertible Notes Raise
Reached 60% of initial Series A Convertible Notes Raise
July 2021
Picked up a Distributor who can deliver through all of Arizona
Signed on with a local distributor that can deliver anywhere in the state of Arizona!
September 2021
Finalized our First festival sponsorship
Country Thunder AZ 2021. Two featured drinks on the menu and CHELLY available at every bar, VIP area, and even in the artists' rooms! + more!
October 2021
Finalized our second festival partnership
DUSK Music Festival. We served four custom CHELLY cocktails at our exclusive bar!
December 2021
Arizona Cardinals Account
CHELLY is now being served at the State Farm Stadium where the Arizona Cardinals play. Our product will be available to purchase at their home games
December 2021
Top 100 Spirits of 2021
Wine Enthusiast
1 of 2 Arizona Brands to be featured in Top 100 Spirits List
1 of 2 Arizona Brands to be featured in Top 100 Spirits List

In the Press

CISION PR Newswire

COLLEGE TIMES

azcentral.

SHOW MORE

Meet Our Team



Nicolas Guerrieri

CEO, CFO, Director (Full-Time)

Nick was born in California's Silicon Valley and grew up in Scottsdale, Arizona. Raised in an entrepreneurial household with parents who started numerous businesses, it's not surprising that Nick would one day become an entrepreneur himself. He began investing in the financial markets at a young age and always had a keen interest in understanding how businesses operate and identifying new business opportunities, which eventually led him to found CHELLY.

Nick obtained his Bachelor of Science in Finance at The University of Arizona in 2017. When not working or drinking CHELLY, Nick loves playing basketball, investing, and spending time with his friends and family.



Hunter Goheen

Master Distiller (Part-Time)

Hunter grew up in Arizona's Valley of the Sun, where he has lived since a young child. In 2017, Hunter earned his Bachelor of Science in Business Economics from the Eller College of Management at The University of Arizona. As a Business Analyst for a Fortune 10 company, Hunter developed and honed his expertise in process improvement and his excellent research and innovative thinking skills have been key to his professional success.

Hunter is a world traveler and scuba diver and is always ready for his next adventure, whether it be on land or underwater. When not enjoying the outdoors, you might find Hunter at the nearest local craft brewery or distillery supporting his industry colleagues.

Hunter contributes approxiately 10 hours a week on a part-time basis.



Roberto Guerrieri

Director, Lead Strategic Advisor (Part-Time)

Roberto has a proven 25-year career in high tech innovation, marketing, business development and entrepreneurship. He has held numerous marketing leadership positions within fast growing SaaS companies that targeted SMB and enterprise corporations, as well as companies that target healthcare IT, FinTech, business collaboration and customer loyalty.

Roberto held several leadership positions in Silicon Valley at both Hewlett-Packard and Apple. In 1998, Roberto co-founded Incentive Logic, a leading enterprise platform for loyalty and incentive management software companies. In 2007 and 2008, the company was named one of the fastest growing companies in America on the Inc. 5000 list.

In 2008, Roberto received The University of Arizona's Eller School of Management "Shaping the Future" award for his body of work.

Roberto contributes approxiately 5 hours a week on a part-time basis.



Rob Dunaway

Director, Secretary (Corporate Lawyer) (Part-Time)

Robert Dunaway, Attorney and Businessman, Phoenix, Arizona. Mr. Dunaway has 30 years of corporate and technology experience as an attorney, management advisor and investor, having represented public clients such as Sun Microsystems, Tandem Computers, S3, Diamond Multimedia and others to hundreds of startup technology and Internet companies. A co-author of books on startup company management and intellectual property protection, he also has CEO experience and numerous Board of Director positions to his credit. He has lectured at Stanford Business School and Santa Clara University School of Law and was chosen one of Phoenix's Top 12 Business Advisors in the New Times 2001 poll of metro readers.

In addition to his contributions with CHELLY, Robert is also the Co-Founder of Pillsbury Wine Company and maintains his own legal practice. With 15+ years of experience in the alcohol industry. Robert serves as our lead legal advisor.

Robert contributes approximately 5 hours per week with CHELLY.



Giovanni Yakoo

Off-Premise Advisor

Giovanni and his family have been in the liquor industry for 20+ years. They owned a local liquor store here in the valley. After recently selling their prominent business, Giovanni saw the potential of CHELLY and got on board with the team. Giovanni currently serves as an industry advisor that specializes in brick and mortar retail strategy.

Giovanni lead as the operations manager and and generated over $2MM in revenue in each of the last three years of his retail store.



Dave Brennan

Marketing Advisor

Dave has been helping brands for over 30 years develop the marketing strategies and messaging that grows their business by more effectively connecting with their ideal customers. He began honing these skills while in Silicon Valley working at Morgan Stanley and UBS, analyzing the ways successful publicly traded companies grew their businesses.

A relocation to San Diego in 2001 facilitated a move to a national Direct Marketing agency to work directly with brands to more effectively grow their customer base and revenue.



Erin Fasano

Brand/Merchandising Advisor

Erin Fasano is an experienced CPG leader, with both corporate and start-up experience. After spending nearly 10 years working across various Los Angeles area ad agencies, leading work for brands like McDonald's, Lexus, and La-Z-Boy, Erin earned her MBA from the University of Southern California Marshall School of Business. After graduating, Erin entered the world of CPG at Dole Packaged Foods. During her time there, Erin led the Single Serve Fruit Cup, Pouched Applesauce, and Frozen Fruit businesses. There, she repositioned and relaunched Dole's pouched applesauce offering, launched first to market Dole Acai Bowls and follow up items Dole Spoonable Smoothies, and regularly exceeded revenue and profit targets for the organization.

After learning the CPG industry from inside a large organization, Erin moved on to smaller CPGs, bringing her experience to high growth brands. She joined Brandable, where she led the food vertical and grew the Veggiecraft Farms business through its retail launch. Then, joined Sagely Naturals where she was responsible for all functions of marketing, including Product Development, Consumer Programming, and Direct to Consumer. Erin launched the subscription program on SagelyNaturals.com, as well as the Target partnership with an exclusive product distribution deal.

Erin also gives back to the CPG community through her role at Startup CPG, where she is the Managing Editor of the Blog & Magazine, tools intended to give Founders access to resources and information to help them grow their business. Erin is currently the Vice President of Strategy & Innovation for CORE Foods.



Keith Turner

Liquor Law Advisor

Keith Turner was a certified police officer in Arizona for over 24 years, having served with ASU Police, Phoenix Police and the Arizona Attorney General's Office. However, his real experience comes from having served fifteen years as a detective with the Arizona Department of Liquor Licensing and Control. Keith is now the CEO of Arizona Dedicated Liquor License Consultants, an Arizona-based liquor consulting business. Keith's extensive experience and inside knowledge of AZ Liquor Laws are now being utilized to assist businesses like CHELLY to grow into a national brand and to assist them service their clients in the most professional manner possible.

Keith is a former U.S. Marine and has been married for 27 years. When he's not working, he spends as much time as possible with his wife, his daughter, and their church. Any time left after that is for hunting, fishing, and chores.



Ed Jordan

Industry Advisor

Ed is a member of the Ketel One Executive Team that grew the company from virtually unknown to one of the leading top shelf vodka importers in the U. S.

He has launched a new low calorie, all natural, gluten free flavored vodka brand, Spa Girl Cocktails LLC.

Ed has also served as Ketel One lead manager of the U.S. finance and personnel function in the completion of the distribution joint venture between the Company and Diageo.

Offering Summary

Company	CHELLY, Inc.
Corporate Address	9455 E Raintree #2049, Scottsdale, AZ 85260
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$6,000,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500 | Tier 1

Mention on the Chelly website, and Founders club ownership certificate.

$1,000+ | Tier 2

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, and 15% off Chelly merch store for a year.

$2,500+ | Tier 3

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 20% off Chelly merch store for a year, and 2x Chelly customized shot glasses.

$5,000+ | Tier 4

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 25% off Chelly merch store for a year, and 4x Chelly customized shot glasses.

$10,000+ | Tier 5

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 5% bonus shares.

$25,000+ | Tier 6

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 7% bonus shares.

$50,000+ | Tier 7

Mention on the Chelly website, 2x Chelly hat, 2x Chelly t-shirt, Founders Club ownership certificate, 30% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

CHELLY INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

1st Iterations of New CHELLY Flavors ALL Win Medals at the Most Prestigious Spirits Competition in the World!

25 days ago

Hello!

We are so thrilled to update and announce to you all that our 1st versions (pre-released) of our new flavors: Orange, Lime, & Grapefruit ALL won medals! Two silvers and one bronze!

Our master distiller Hunter Goheen is now 4/4 and batting 100% in terms of bringing our family recipe to life in an excellent fashion - all winning medals! We applaud and commend Hunter's commitment and hard work in accomplishing such a feat for our company/product!

As we fine tune and continue to work on these flavors before we launch these to the public. They will only get better and now we have a great foundation to build on knowing the first beta testing versions are already award winning!

We now need YOUR help to fuel the launch of releasing these Dangerously Delicious new flavors to the market!

P.S. Below is a sneak peak of our first versions and what those new flavors look like!

Best,

CHELLY Team


CHELLY

New Options Available at Chelly Samplings!

about 1 month ago

We have been looking at ways to offer different options when doing in-store liquor samplings. Which also can show off our products versatility!

We purchased these Chelly branded mini-kegs that we are putting mixed Chelly cocktails in and customers are loving it! We now can offer Chelly straight and another delicious option for our first time tasters!

- Team Chelly


CHELLY


CHELLY


CHELLY

New Member of The United States Bartenders Guild!

about 1 month ago

Hello CHELLY Team!

Our founder and CEO Nick Guerrieri just got back from a very successful networking conference! Nick joined the United States Bartenders Guild (USBG)! This amazing group and conference was not only important for networking purposes but also was a great opportunity to learn more about all things on-premise and spirits! Bartenders, beverage directors, bar owners, and personnel from some of the largest alcohol companies were in attendance.

We are appreciative of this great organization and looking forward to join/attend other impactful and insightful groups/events in order to further our knowledge and connect with other amazing people in the industry!

- CHELLY


USBG

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the CHELLY offering. Here's an excerpt describing the specifics of the change:

Campaign is extending by 60 days and updating 2020/2021 financials

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

New Bar Onboarding w/ Four Menu Features + Promo Event + POS Menus

3 months ago

Whats Up CHELLY Family!

We recently finished up our latest onboarding with a vibrant, fun, and exciting bar called Modern Margarita. We are featured on their menu with FOUR Dangerously Delicious options. This location is in a hot part of town and this is a popular location for a diverse crowd - which caters perfectly to our target market!

The reactions and feedback from the promo day were unbelievable! We had patrons ordering some of the cocktails they sampled from immediately! The bar manager (see photo below) is completely onboard with us in supporting our product along with their bartenders! This promo day led to some POS items as well to follow up and push our brand and product off the shelves.

We enjoy fostering strong relationships with our accounts because they are the life and blood and on the frontlines of selling our product. Our mission with each account is to understand their needs and do the best of our ability to support them in whatever capacity that might be! We are not a brand that sells into a bar and just lets it sit there. We work together to move things forward because sell through is everything!

(Nick Guerrieri & Barbara (Manager)

CHELLY POS Menus located at every table/bar



CHELLY

Festival Sponsorship CHELLY x Italian Festival

3 months ago

Hey CHELLY Family!

We just came off a fantastic festival sponsorship! We were ***The Official Spirit & Limoncello of The AZ Italian Festival!*** It was a very productive, fun, and successful event. We sold a ton of CHELLY cocktails (≈ 4,000) and even partnered up with Nestle and their Pellegrino products to create a custom NEW CHELLY cocktail which festival-goers absolutely loved! Not only did we sell a bunch of CHELLY but we also got a bunch of great content that we have been posting all over social media. We were also featured on the local news station as well with Nestle! (see photos below)

The festival already wants us back for next year and to be even bigger! We are so excited and thrilled for this continued strong partnership!

See 1 minute hype recap video (Click Here)

- CHELLY

Co-Founders Stu (Left) and Nick (Right)




CHELLY




LIVE
DOWNTOWN PHOENIX
7TH ANNUAL ITALIAN FEST THIS WEEKEND


CHELLY

CHELLY x Nestle Custom Festival Cocktail "Limoniamo"

Received Our First Bulk Shipment Order From New Supplier!

4 months ago

Hello CHELLY Family!

We are excited to have received our first bulk shipment order (glass bottles & caps) from our new supplier! With this, we are able to cut glass bottle & cap cost by 25%+ and increase our inventory capabilities by 10X!

Stay tuned for more updates!

- CHELLY







END OF UPDATES

Comments (5 total)

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Joey P. 2 months ago
I've had the opportunity to experience Chelly in multiple different recipes at various events throughout the inception of this company, and I'm excited to be a part of where Chelly is going in the future.
I truly believe Chelly can make it big in this market, and I look forward to supporting them in this journey along the way.
0

Kyle D. 2 months ago
I'm definitely looking forward to seeing Chelly achieve and even excel beyond their planned out roadmap. Not only is Chelly a high quality product, but it's backed by a motivated and highly capable team that can bring Chelly to the top of the industry.
0

Davis M. 3 months ago
I can't begin to describe the excitement felt for the growth of this company and the opportunity presented. It has been an honor to watch the executive team pursue their goals, and an even greater point of pride to join them on this journey.

The vision, drive, and purpose embodied by this team is not just a function of extraordinary talent, but reinforced by the quality of their character. It is seen in the focused belief that has brought them to this milestone, underlies the roadmap that has lead them here, and foreshadows the many successes to come.

I look forward to what lies ahead.
0

Harolyn G. 3 months ago
So excited to be part of the team! I see tremendous potential in this product and brand!
0

Patrick H. 4 INVESTMENTS 4 months ago
Please provide a full set of 2021 financials.
0 View 4 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NICK: When life gives you lemons, you could make lemonade, or... shake up the 131 billion dollar global liqueur market. Thanks to millennials, liquor market preferences have changed significantly over the past 10 years. Consumers want bold drinks that taste great and are as versatile as their varied lifestyles.

We have grown 362% year over year, reached over 50 accounts across Arizona, and secured a partnership for delivery coverage statewide plus multiple festival sponsorships- all in less than two years, for less than one-tenth the cost of the average distillery startup.

In our opinion, big liquor brands are still using the same old recipes and same old-fashioned marketing.

CHELLY is showing up at the party, livening it up, and leading the way.

HUNTER: CHELLY is a totally homegrown company. We met at the University of Arizona and started the business in 2019 after Nick brought his family's homemade limoncello to a party. What began with an authentic old world family recipe, local lemons, and a lot of hard work has lead to Wine Enthusiast awarding CHELLY a score of 92 and naming it one of the top 100 spirits of 2021. CHELLY also won a double gold medal at the 2021 San Francisco World Spirits Competition.

STUART: CHELLY is a limoncello updated for the modern world. Our award-winning recipe infuses the fresh flavor and texture of lemon liqueur with a high-octane grain neutral spirit using all natural ingredients. CHELLY's broad appeal taps into dual markets of liqueur and vodka. It's great for people who crave a smooth combo of flavor, fun and "la dolce vita." Whether you're at home, on the town or at a get-together, you can sip to savor it, shoot it, or mix it to match your mood in any type of cocktail. Salute!

HUNTER: We plan to scale and expand our award winning product into California, Texas, and Nevada, beef up our brand awareness, and create three new flavors: lime, orange, and grapefruit.

NICK: CHELLY is bringing liquor into the 21st century with an all natural, dangerously delicious, next-generation of flavor. This is your invitation to share in the fruits of our labor with us! So come join the CHELLY family!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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